Filed by Fusion Acquisition Corp.

pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: Fusion Acquisition Corp.

Commission File No. 001-39346

Date: April 8, 2021

MoneyLion CEO: Fintech Is Accelerating As Dimon Says

Bloomberg Radio

April 7, 2021

Bloomberg Interviewer: Jamie Dimon's annual statement is out, and in it, he calls out the competitive environment for banks, particularly from FinTech and I quote, "Banks have enormous competitive threats from virtually every angle," he said. "FinTech and big tech are here big time." Let's get some more color on that. We could do that with D. Choubey, founder and CEO of MoneyLion.

MoneyLion is a data-driven digital financial platform that primarily serves Americans with multiple income streams, many of whom are gig economy workers. D., thanks so much for joining us here. Talk to us about again, Jamie Dimon, really calling out FinTech as a competitive issue that big banks like JP Morgan really need to stay on top of, what are your thoughts?

Diwakar Choubey: Hey, thanks for having me. Even if you think about why FinTech exists, you got to look back to 2008, 2009, and the last credit crisis where the US regulator took a front-row seat inside of the capital structure of a lot of the money center banks, whether it was Wells, Chase, Capital One, City, all the way down to the community and regional banks.

What that did was really, the technological innovation that used to happen on behalf of consumers inside a bank, that slowed down, and it created an opportunity in the early 2010s for companies like ours to go directly to consumers with beautiful mobile applications. You can now use artificial intelligence and machine learning to create product across multiple inflection points.

If you then take that technological capability that was available, Facebook and Twitter were teaching Americans to live very private lives publicly on a mobile device, but those modes of interactions weren't making it over into consumer finance, the way you bank, the way you take a loan, the way you take an insurance product, the way you trade. We here at MoneyLion have created a platform where, with one mobile app, consumers can, of course, get much cheaper banking.

There's a big business model of inertia out there where people are paying $12, $25 a month, just to have a checking account. We believe that with the power of technology today, you can actually deliver a mutual benefit for the consumers by providing a much cheaper option and then [crosstalk]

Bloomberg Interviewer: How do you make money doing that, though, D.? Especially with rates so low, how do you give someone free checking basically if they don't bite on any of the other offers?

Diwakar: It's the platform play, and that's where the cost of building technology, the operating leverage we have, that's the big secret sauce here is that once they've opened the digital bank account, we know that the American consumer, in 10 months out of a year, has a little bit of excess. We've created a robo-advisor. Everybody, we were just listening to all of the advertisements of IBKR and Merrill Lynch, and others on Bloomberg.

For the household that's making $60,000 a year, they're not really thinking about putting aside $50 every week, $100 every week. We're giving them an institutional-grade robo-advisor that sits right next to your bank accounts. In one click from your paycheck, you can now put in $50, $100, $250 into your robo-advisor. Then we also know that in two months out of a year, or three months out of a year, that middle-income American household, the hardworking American family, sometimes lands into a liability shock.

That's really where we're creating access by saying, "Hey, stay invested, but because you're making such good financial habits and decisions by investing every week or every month into your savings account, your investment account, we'll actually provide loans to you at much cheaper rates, despite you having potentially a lower credit score." That's really the power of technology.

As we see the labor force change, more and more people are working multiple jobs, multiple gigs, multiple 1099s. FinTechs are just in a better position to serve those multiple income streams coming in than a lot of the incumbent financial institutions are.

Bloomberg Interviewer: D., what have you seen in terms of new customers on your platform during the pandemic? I know just speaking for myself, I'm 57. I came up through the [chuckles] traditional banking, consumer banking experiences, but I haven't stepped inside a bank during the pandemic. I do everything on the app. My behaviors changed. What have you seen on your platform?

Diwakar: Look, a lot of the digital transformation that we have been talking about for the last 10 years with our investors, we're a venture-backed company, all of that accelerated through the pandemic. It wasn't necessarily because you didn't have to go to a bank branch, but instead, it was because consumers wanted to get paid early. If you were furloughed or if you're between jobs or you're working multiple jobs, the credit underwriting system at the institutional banks is still based on things that were happening in the '70s, '80s, '90s, 2000s.

Our ability to actually give credit to consumers for multiple income streams and to instantly make available credit capabilities or robo-advisory capabilities, the value proposition for instant is much higher today. It really led to acceleration on account openings.

Bloomberg Interviewer: D., just 30 seconds here, what's your biggest challenge? Is security a tough one?

Diwakar: Technology and security is advancing just as fast as anything else. It is always a challenge, but it's definitely something that we have our hands around it. Ultimately, it's customer acquisition, it's convincing you to bring 100% of your wallet and paycheck into MoneyLion as opposed to keeping half of it at Chase. Over time, FinTechs will gain that trust. Chase is really good at what it does. It's never going to go away, but four segments of consumer financial products, I think that that's really where our challenge is, to gain that trust.

Bloomberg Interviewer: It's a fascinating business, D. Thanks so much for joining us. D. Choubey there. He is the founder and CEO of MoneyLion.

[00:06:16] [END OF AUDIO]

Additional Information About the Proposed Business Combination and Where to Find It

The proposed business combination will be submitted to shareholders of Fusion Acquisition Corp. (“Fusion”) for their consideration. Fusion intends to file a registration statement on Form S-4 (the “Registration Statement”) with the SEC which will include preliminary and definitive proxy statements to be distributed to Fusion’s shareholders in connection with Fusion’s solicitation for proxies for the vote by Fusion’s shareholders in connection with the proposed business combination and other matters as described in the Registration Statement, as well as the prospectus relating to the offer of the securities to be issued to MoneyLion’s shareholders in connection with the completion of the proposed business combination. After the Registration Statement has been filed and declared effective, Fusion will mail a definitive proxy statement and other relevant documents to its shareholders as of the record date established for voting on the proposed business combination. Fusion’s shareholders and other interested persons are advised to read, once available, the preliminary proxy statement / prospectus and any amendments thereto and, once available, the definitive proxy statement / prospectus, in connection with Fusion’s solicitation of proxies for its special meeting of shareholders to be held to approve, among other things, the proposed business combination, because these documents will contain important information about Fusion, MoneyLion and the proposed business combination. Shareholders may also obtain a copy of the preliminary or definitive proxy statement, once available, as well as other documents filed with the SEC regarding the proposed business combination and other documents filed with the SEC by Fusion, without charge, at the SEC's website located at www.sec.gov or by directing a request to Cody Slach and Matt Glover, (949) 574-3860, FUSE@gatewayir.com.

Participants in the Solicitation

Fusion, MoneyLion and certain of their respective directors, executive officers and other members of management and employees may, under SEC rules, be deemed to be participants in the solicitations of proxies from Fusion’s shareholders in connection with the proposed business combination. Information regarding the persons who may, under SEC rules, be deemed participants in the solicitation of Fusion’s shareholders in connection with the proposed business combination will be set forth in Fusion’s proxy statement / prospectus when it is filed with the SEC. You can find more information about Fusion’s directors and executive officers in Fusion’s Annual Report on Form 10-K for the year ended December 31, 2020, filed with the SEC on March 25, 2021 (the "Annual Report"). Additional information regarding the participants in the proxy solicitation and a description of their direct and indirect interests will be included in the proxy statement / prospectus when it becomes available. Shareholders, potential investors and other interested persons should read the proxy statement / prospectus carefully when it becomes available before making any voting or investment decisions. You may obtain free copies of these documents from the sources indicated above.

Forward-Looking Statements

The information in this communication includes “forward-looking statements” within the meaning of the “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995. Forward-looking statements may be identified by the use of words such as “estimate,” “plan,” “project,” “forecast,” “intend,” “will,” “expect,” “anticipate,” “believe,” “seek,” “target” or other similar expressions that predict or indicate future events or trends or that are not statements of historical matters. These forward-looking statements include, but are not limited to, statements regarding estimates and forecasts of financial and performance metrics and expectations and timing related to potential benefits, terms and timing of the transaction. These statements are based on various assumptions, whether or not identified in this communication, and on the current expectations of MoneyLion’s and Fusion’s management and are not predictions of actual performance. These forward-looking statements are provided for illustrative purposes only and are not intended to serve as, and must not be relied on by any investor as, a guarantee, an assurance, a prediction or a definitive statement of fact or probability. Actual events and circumstances are difficult or impossible to predict and will differ from assumptions. Many actual events and circumstances are beyond the control of MoneyLion and Fusion. These forward-looking statements are subject to a number of risks and uncertainties, including changes in domestic and foreign business, market, financial, political and legal conditions; the inability of the parties to successfully or timely consummate the proposed business combination, including the risk that any required regulatory approvals are not obtained, are delayed or are subject to unanticipated conditions that could adversely affect the combined company or the expected benefits of the proposed business combination or that the approval of the shareholders of Fusion or MoneyLion is not obtained; failure to realize the anticipated benefits of the proposed business combination; risks relating to the uncertainty of the projected financial information with respect to MoneyLion; future global, regional or local economic and market conditions; the development, effects and enforcement of laws and regulations; MoneyLion’s ability to manage future growth; MoneyLion’s ability to develop new products and solutions, bring them to market in a timely manner, and make enhancements to its platform; the effects of competition on MoneyLion’s future business; the amount of redemption requests made by Fusion’s public shareholders; the ability of Fusion or the combined company to issue equity or equity-linked securities in connection with the proposed business combination or in the future; the outcome of any potential litigation, government and regulatory proceedings, investigations and inquiries; and those factors discussed in Fusion’s Annual Report, under the heading “Risk Factors,” and other documents of Fusion filed, or to be filed, with the Securities and Exchange Commission (“SEC”). If any of these risks materialize or our assumptions prove incorrect, actual results could differ materially from the results implied by these forward-looking statements. There may be additional risks that neither MoneyLion nor Fusion presently know or that MoneyLion and Fusion currently believe are immaterial that could also cause actual results to differ from those contained in the forward-looking statements. In addition, forward-looking statements reflect MoneyLion’s and Fusion’s expectations, plans or forecasts of future events and views as of the date of this communication. MoneyLion and Fusion anticipate that subsequent events and developments will cause MoneyLion’s and Fusion’s assessments to change. However, while MoneyLion and Fusion may elect to update these forward-looking statements at some point in the future, MoneyLion and Fusion specifically disclaim any obligation to do so. These forward-looking statements should not be relied upon as representing MoneyLion’s and Fusion’s assessments as of any date subsequent to the date of this communication. Accordingly, undue reliance should not be placed upon the forward-looking statements.

No Offer or Solicitation

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities, or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of section 10 of the Securities Act, or an exemption therefrom.